UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 9)*

                       UNITED DOMINION INDUSTRIES LIMITED
                                (Name of Issuer)

                           Common Shares, No Par Value
                         (Title of Class of Securities)

                                    909914103
                                 (CUSIP NUMBER)

                                  Roger Barton
                      Ontario Teachers' Pension Plan Board
                          5650 Yonge Street, 5th Floor
                        Toronto, Ontario, Canada, M2M 4H5
                                 (416) 730-5321
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 23, 2001
             (Date of Event Which Requires Filing of This Statement)

If the filing person have previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   909914103

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Ontario Teachers' Pension Plan Board

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

         (a)      [_]
         (b)      [_]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         00

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

            Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER

         5,096,831

8.       SHARED VOTING POWER

         0

9.       SOLE DISPOSITIVE POWER

         5,096,831

10.      SHARED DISPOSITIVE POWER

          0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,096,831

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [_]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13.0%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         EP


Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), Ontario Teachers' Pension Plan Board ("Teachers") hereby amends its Schedule 13D Statement dated November 15, 1996, as amended by Amendment No.1 dated November 18, 1997, as amended by Amendment No.2 dated November 20, 1997, as amended by Amendment No.3 dated January 15, 1998, as amended by Amendment No.4 dated October 22, 1998, as amended by Amendment No.5 dated March 25, 1999, as amended by Amendment No.6 dated October 26, 1999, as amended by Amendment No.7 dated January 31, 2000, as amended by Amendment No.8 dated March 15, 2000 (the "Schedule 13D"), relating to the common stock, no par value (the "Stock"), of United Dominion Industries Limited (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.


     Item 2.  IDENTITY AND BACKGROUND.

     Item 2 is hereby amended and restated in its entirety as follows:

     (a) This Schedule 13D is being filed by Teachers. Teachers is sometimes hereinafter referred to as the "Reporting Person."

     (b) - (c) Teachers is an Ontario, Canada corporation, the principal business of which is the administration of a pension plan and management of a pension fund for Ontario teachers. The principal office and business address of Teachers is 5650 Yonge Street, 5th Floor, Toronto, Ontario M2M 4H5.

         The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Teachers is set forth in Schedule A hereto and is incorporated by reference.

     (d) Neither Teachers nor, to the best of Teachers' knowledge, any of the entities or persons identified in this Item 2 and Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither Teachers nor, to the best of Teachers' knowledge, any of the entities or persons identified in this Item 2 and Schedule A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the directors and the executive officers of Teachers are citizens of Canada.


Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended and restated in its entirety as follows:

     The source and amount of the funds used or to be used by the Reporting Person to purchase shares of the Stock are as follows:

 SOURCE OF FUNDS                              AMOUNT OF FUNDS
 Pension Fund Assets                         $181,566,365.13 (1)

     (1) This figure represents the total amount expended by Teachers for all purchases of shares of the Stock. For shares of Stock purchased on or before November 8, 1996, Canadian dollar amounts are converted to U.S. dollar amounts based on the exchange rate for November 8, 1996. For all purchases after November 8, 1996 to the date of this Amendment, the exchange rate on the date of such purchase is used.




Item 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(c) of Item 5 are hereby amended and restated in their entirety as follows:

     (a)-(b) At the close of business on January 23, 2001, Teachers beneficially owned 5,096,831 shares of Stock pursuant to Rule 13d-3. Pursuant to information provided by the Issuer's 10-Q for the period ended September 30, 2000, 39,122,355 shares of Stock were outstanding as of the close of business January 23, 2001. Based on such information, the 5,096,831 shares of Stock beneficially owned by Teachers as of the close of business on January 23, 2001 represent approximately 13% of the shares of the Stock outstanding.

Teachers has sole voting and dispositive power over all of the 5,096,831 shares of Stock beneficially owned by it.

Except as described above, neither Teachers nor, to the best of Teachers' knowledge, any of the persons listed in Schedule A hereto beneficially owns any shares of the Stock.

     (c) Neither Teachers nor, to the best of Teachers' knowledge, any of the persons listed in Schedule A hereto effected any transactions in the shares of the Stock in the past sixty days other than the following transactions which were effected by Teachers on the Toronto Stock Exchange:


--------------------  -----------------  -----------------  -----------------
Date of               Number of          Purchae (P)        Price per
Transacation          Securities         or Sale (S)        Share (1)
--------------------  -----------------  -----------------  -----------------
15-Dec-00             13,320             P                  11.98
15-Dec-00             5,100              P                  11.98
20-Dec-00             7,100              P                  11.12
22-Dec-00             2,000              P                  11.88
28-Dec-00             2,400              P                  11.71
23-Jan-01             15,000             P                  14.57


(1) Shares of the Stock were purchased with Canadian dollars. The prices per share of the Stock listed reflect the U.S. dollar equivalent on the date of the transaction and are net of commissions.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 29, 2001

                                            ONTARIO TEACHERS' PENSION PLAN BOARD



                                            /s/ Roger Barton
                                            ------------------------------
                                            Name:  Roger Barton
                                            Title: Vice President, General
                                                    Counsel And Secretary

                               SCHEDULE A


          Executive Officers, Controlling Persons and Directors of OTP


                                  Residence or                    Principal Occupation
Name                            Business Address                       Employment
----                            ----------------                       ----------


Claude Lamoureux              5650 Yonge Street              President and Chief Executive Office
                              5th Floor                      of Teachers
                              Toronto, Ontario
                              M2M 4H5

Robin Korthals                121 King Street West           Chair
(Chairperson)                 Suite 2525
                              Toronto, Ontario
                              M5H 3T9

Jalynn Bennett                247 Davenport Road             President of Jalynn H. Bennett
(Director)                    Suite 303                      Associates, a strategic planning
                              Toronto, Ontario               consulting firm whose principal
                              M5R 1J9                        business address and office are the
                                                             same as for Ms. Bennett

David Lennox                  55 Lombard Street              Retired Secretary for Ontario
(Director)                    Suite 413                      Teachers' Federation, a
                              Toronto, Ontario               teachers' union
                              M5C 2R7

Ann Finlayson                 440 Markham Street             Self-employed journalist, speaker,
(Director)                    Toronto, Ontario               freelance editor and consultant
                              M6G 2L2

Lucy Greene                   1736 Caughey Lane              Retired Human Resources Executive for
(Director)                    Penetang, Ontario              Sun Life Assurance Company of Canada
                              L9M 1X4

Geof Clarkson                 P.O.  Box 251                  Retired Partner with Ernst & Young
(Director)                    Toronto-Dominion Centre
                              Toronto, Ontario
                              M5K 1J7

Gary Porter                   820-439 University Ave.        Self-employed Chartered Accountant
(Director)                    Toronto, Ontario
                              M5G 1Y8

Ralph Lean, Q.C.              Cassels Brock & Blackwell      Corporate & Commerical Lawyer
(Director)                    40 King Street West
                              Suite 2100
                              Toronto, Ontario
                              M5H 3C2

John S. Lane, C.F.A.          77 Dawlish Avenue              Retired Senior Vice President,
(Director)                    Toronto, Ontario               Investments Sun Life Assurance
                              M4N 1H2                        Company of Canada

Robert Bertram                5650 Yonge Street              Executive Vice President, Investments of
                              5th Floor                      Teachers
                              Toronto, Ontario
                              M2M-4H5

Allan Reesor                  5650 Yonge Street              Executive Vice President, Member Services
                              5th Floor                      and Chief Information Officer of
                              Toronto, Ontario               Teachers
                              M2M-4H5

John Brennan                  5650 Yonge Street              Vice President, Human Resources and
                              5th Floor                      Public Affairs of Teachers
                              Toronto, Ontario
                              M2M-4H5

Andrew Jones                  5650 Yonge Street              Vice President, Finance of Teachers
                              5th Floor
                              Toronto, Ontario
                              M2M-4H5

Peter Maher                   5650 Yonge Street              Vice President, Internal Audit of
                              5th Floor                      Teachers
                              Toronto, Ontario
                              M2M-4H5

Roger Barton                  5650 Yonge Street              Vice President, General Counsel and
                              5th Floor                      Secretary of Teachers
                              Toronto, Ontario
                              M2M-4H5

Rosemarie McClean             5650 Yonge Street              Vice President, Client Services of
                              5th Floor                      Teachers
                              Toronto, Ontario
                              M2M-4H5

Morgan McCague                5650 Yonge Street              Senior Vice President, Quantitative
                              5th Floor                      Investments of Teachers
                              Toronto, Ontario
                              M2M-4H5

Neil Petroff                  5650 Yonge Street              Senior Vice President, International Equity Indexes,
                              5th Floor                      Fixed Income and Foreign Exchange of
                              Toronto, Ontario               Teachers
                              M2M-4H5

Brian Gibson                  5650 Yonge Street              Senior Vice President, Active Equities of Teachers
                              5th Floor
                              Toronto, Ontario
                              M2M-4H5

Dean Metcalf                  5650 Yonge Street              Vice President, Merchant Banking of
                              5th Floor                      Teachers
                              Toronto, Ontario
                              M2M-4H5

Russ Bruch                    5650 Yonge Street              Vice President, New Business Development of
                              5th Floor                      Teachers
                              Toronto, Ontario
                              M2M-4H5

Leo de Bever                  5650 Yonge Street              Senior Vice President, Research & Economics
                              5th Floor                      of Teachers
                              Toronto, Ontario
                              M2M-4H5

Phil Nichols                  5650 Yonge Street              Vice President, MIS Member Services of Teachers
                              5th Floor
                              Toronto, Ontario
                              M2M-4H5

Barbara Trott                 5650 Yonge Street              Vice President, International Equity Indexes of
                              5th Floor                      Teachers
                              Toronto, Ontario
                              M2M-4H5

Marcus Dancer                 5650 Yonge Street              Vice President, Canadian Core Portfolios of
                              5th Floor                      Teachers
                              Toronto, Ontario
                              M2M-4H5

Sean Rogister                 5650 Yonge Street              Vice President, Fixed Income of Teachers
                              5th Floor
                              Toronto, Ontario
                              M2M-4H5

Roy Graydon                   5650 Yonge Street              Vice President, Relationship Investing
                              5th Floor
                              Toronto, Ontario
                              M2M-4H5